Exhibit 99.67

VOX COMMENCES TRADING ON OTCQX

TORONTO, CANADA – August 10, 2021 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to announce that its common shares are now trading on the OTCQX® Best Market under the ticker symbol “VOXCF”. The OTCQX Best Market is the highest market tier of OTC Markets on which more than 10,000 U.S. and global securities trade. Trading on OTCQX will enhance the visibility and accessibility of the Company to U.S. investors. Vox’s common shares will continue to trade on the TSX Venture Exchange under the symbol “VOX”.

The OTCQX Best Market provides value and convenience to U.S. investors, brokers and institutions seeking to trade VOXCF. The OTCQX Best Market is OTC Markets Group's premier market for established, investor-focused U.S. and international companies. To be eligible, companies must meet high financial standards, follow best practice corporate governance, demonstrate compliance with U.S. securities laws, be current in their disclosure, and have a professional third-party sponsor introduction.

Vox is in the process of securing Depository Trust Company (“DTC”) eligibility for its common shares. DTC manages electronic clearing and settlement of publicly traded companies across the United States and in 131 other countries. Trading through DTC allows for cost-effective clearing and guaranteed settlement, simplifying and accelerating the settlement process of daily trades. U.S. investors can find current financial disclosure and Real-Time Level 2 quotes for the company on www.otcmarkets.com/stock/VOXCF/quote.

“We are pleased to reach the milestone of trading on OTCQX, as this will make it easier for new U.S. investors to invest in Vox and for our existing U.S. investors to continue trading,” confirmed Kyle Floyd, the CEO of Vox. “This is yet another demonstration of the Company’s commitment to building long term shareholder value in the U.S., Canada and internationally. Moreover, I believe that once the Company is DTC eligible, this will further improve our overall liquidity and help to accelerate the expansion of our shareholder base in North America over time.”

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Pascal Attard	Kyle Floyd
Chief Financial Officer	Chief Executive Officer
pascal@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, statements relating to future outlook and anticipated events such as: increased visibility and exposure resulting from trading on the OTCQX; growth of the Company's base of US and international investors; the Company's unique portfolio of assets; and discussion of future plans, projections, objectives, estimates and forecasts and the timing related thereto.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.